SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Publication of Supplementary Prospectus

17 May 2011

Aviva plc: Publication of Supplementary Prospectus

The following prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 17 May 2011 (the "Supplement") to the offering circular dated 29 October 2010 relating to a £5,000,000,000 Euro Note Programme (the"Programme") established by Aviva plc.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7805G_-2011-5-17.pdf

A copy of the Supplement has been submitted to the National Storage Mechanism and will shortly be available for inspection at:  www.Hemscott.com/nsm.do

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement relating to the Programme may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplement) only and is not intended for use and should not be relied upon by any person outside these countries.  Prior to relying on the information contained in the Supplement, you must ascertain from the Supplement whether or not you are part of the intended addressees of the information contained therein.  This publication does not constitute an offering of notes and is not for distribution in or into the United States.

-ends-

Enquiries:

Media:

Nigel Prideaux             +44 (0)20 7662 0215
Sue Winston               +44 (0)20 7662 8221

Analysts:

Charles Barrows         +44 (0)20 7662 8115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 May 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary